Exhibit 1

Ellomay Capital Announces Acquisition of 85% of a Photovoltaic Plant with an aggregate capacity of 2.275 MWp in Spain

Tel-Aviv, Israel, March 14, 2012 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that a Spanish company, in which the Company indirectly owns 85%, entered into share purchase agreements and an asset purchase agreement (together, the “Agreements”) with Conergy España, S.L.U (“Conergy España”) in connection with the acquisition of a photovoltaic plant with fixed technology located in Cordoba, Spain with a total nominal output of 1.89 MWp, and a peak power output of 2.275 MWp (the “Rinconada II PV Plant”) and of related licenses. The remaining 15% of the Spanish company are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of the Company’s photovoltaic plants in Italy. The Rinconada II PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The Rinconada II PV Plant is entitled to receive the Spanish special economic regime for renewable energies.

Pursuant to the Agreements, the 85% owned Spanish subsidiary of the Company purchased all of the outstanding shares of Spanish companies holding the licenses to produce electricity in the Rinconada PV II Plant and also separately purchased the Rinconada II PV Plant.

The consideration paid by the Spanish subsidiary in connection with the acquisition of the Rinconada II PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately Euro 7 million. It is the Company’s intention to finance the majority of the investment in connection with this photovoltaic plant by obtaining financing from a financial institution.

Ran Fridrich, CEO and a member of the Board of Directors of the Company, noted: “our entry into the first investment in the photovoltaic field in Spain joins the ten photovoltaic plants we own in Italy. We believe in the renewable energy field, and view investments in the photovoltaic industry in different areas in Europe, where there is governmental encouragement and supporting regulation, as a valid opportunity to create value for our shareholders.” Mr. Fridrich added: “we continue to explore various opportunities for investment in the renewable energy field in Israel and abroad. So far, we concentrated our investments in Israel on natural gas operated power plants with holdings of 7.5% in the Dorad power plant and investments in oil and gas exploration licenses and we continue to explore different opportunities to expand the Company’s portfolio to other areas of renewable energy.”

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim. Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 11 MW, holdings in Dorad, Israel's largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including, but not limited to, changes in the output of the Rinconada II PV Plant and in the energy and infrastructure markets and regulation in Europe and worldwide. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com